Evermore Funds Trust
c/o U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI 53202

January 31, 2014

VIA EDGAR TRANSMISSION

Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Evermore Funds Trust (1933 Act Registration No. 333-162066) (1940 Act Registration No. 811-22335)

Dear Mr. Long:

The purpose of this letter is to respond to oral comments provided by U.S. Securities and Exchange Commission (“SEC”) on January 21, 2014, regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending December 31, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.
SEC Comment: In future reports, remove from the footnotes to the Expense Example (on page 19) the disclosure with respect to the exclusion of interest expense on securities sold short (i.e. the first and second footnotes and the last sentence of the third footnote) as this is neither required nor permitted by Item 27(d)(1) of Form N-1A.

Response:  The Trust undertakes to make the requested revision in future reports.

2.	SEC Comment:	In future reports, reflect the front end sales load on the initial purchase of Class A shares in the performance graph on page 20.

Response: The Trust undertakes to make the requested revision in future reports.

3.
SEC Comment:  In future reports, if applicable, state on a separate line item in the Statement of Assets and Liabilities the total amount payable to officers and directors, in accordance with the requirements or Regulation S-X, Rule 6-04.

Response: The Trust undertakes to make the requested revision in future reports.

4.
SEC Comment:  Confirm that the return of capital distributions were made in compliance with Section 19 of the Investment Company Act of 1940, and the corresponding rules and regulations, which require that such distributions be accompanied by the prescribed written statement.

Response: The Trust confirms that return of capital distributions were made in a compliance with Section 19 and the corresponding rules and regulations.

5.	SEC Comment: Confirm that the Ratio of Net Investment Income (Loss) to Average Net Assets (before and after expenses absorbed) (the “Ratios”) for Class I shares for the 2012 fiscal year are correct.

Response: In reviewing supporting documentation for the calculation of the Ratios, it was determined that a spreadsheet calculation contained an incorrect sign and the result showed the pre-waiver ratio in the opposite direction. This error affected the Ratio for the Class I shares, as well as the Class A and Class C shares.  (Class C shares are no longer offered by the Fund.)

The Trust confirms that the spreadsheet for the 2013 fiscal year end annual report (the “2013 Report”) will contain accurate calculations, and that 2013 Report, to be mailed to shareholders in February, will show the correct ratios for all reporting periods.

In addition, the Trust undertakes to file a supplement to the Prospectus with the SEC containing Financial Highlights with the corrected Ratios, and to make the corrected Prospectus supplement available to the Fund’s shareholders on its website.

6.
SEC Comment:  In future reports, in accordance with guidance provided in FASB ASC 820, sub-categorize in the notes to the financial statements the Level 1 and Level 2 common stocks by the industry sectors identified in the Schedule of Investments.

Response: The Trust undertakes to make the requested revision in future reports.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Alia M.Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Eric Legoff
Eric Legoff
Chief Executive Officer, Evermore Funds Trust

cc:           Joshua B. Deringer, Esq, Drinker Biddle & Reath LLP